Mail Stop 4651

								July 11, 2005

Thomas E. Gibbs
President and Chief Executive Officer
United Systems Technology, Inc.
1850 Crown Road, Suite 1109
Dallas, Texas  75234

Re:	United Systems Technology, Inc.
	Amendment No. 3 to Schedule 13E-3
	File No.  5-37771
	Filed June 29, 2005

	Preliminary Proxy Statement on Schedule 14A
	File No.  0-09574
	Filed June 29, 2005

      Form 10-K for the year ended December 31, 2004
      File No.  0-09574

Dear Mr. Gibbs:

We have reviewed your filings and have the following comments.
1. Your response to prior comment 2 indicates that you did not consider the contents of the May 20, 2005, May 31, 2005 or June 3, 2005 press releases to constitute proxy solicitations nor intend for any such press releases to constitute proxy solicitations. It is not clear why, in your view, the contents of the press releases do not constitute proxy solicitations. Considering all three press releases make reference to the shareholder approval necessary to ensure completion of the going private transaction, these press releases could constitute communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, as defined by Rule 14a-1(l) and, therefore, constitute solicitations. Please keep this in mind in satisfying your disclosure obligations under Regulation 14A.
2. We note that you filed on June 29, 2005 two proxy statements, labeled "PRE 14A" and "PRER 14A." Please be advised that each proxy statement revised in response to a comment letter or revised for any reason should be filed using the EDGAR tag "PRER 14A."
Ordinarily,
only the initial filing of the proxy statement would be filed using the tag "PRE 14A." Please confirm that you will use the appropriate tags in future proxy filings.

3. Please see prior comment 6 in our letter dated June 23, 2005.
We
note from your response that "the compilations were presented to the
Board of Directors" and that the presentation was made "during the early stages of its deliberations . . . prior to its approval of the initial per share consideration of $0.0675 per share. . . ."  As you
know, each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015(b) of Regulation M-A, under Item 9 of Schedule
13E-3. Accordingly, each Item 9 report must be summarized in considerable detail in the proxy statement and any written materials must be filed pursuant to Item 1016(c) of Regulation M-A as exhibits to the Schedule 13E-3. Please revise your disclosure to describe the information provided and file the materials as an exhibit to the
Schedule 13E-3. Alternatively, tell us why the reports are not materially related to the going-private transaction, considering they relate to the consideration or the fairness of the consideration offered to security holders, and are not required to be filed.

	File an amendment to the proxy statement in response to our comments. Please file clearly and accurately marked copies of the amendment and include in your response letter page references to the amendment indicating where changes in response to our comments are located. Response letters specifically stating what changes were made in response to our comments and identifying the page numbers in the amended version where the changes may be found will significantly facilitate our review. In addition, please also note the location of any material changes made for reasons other than in response to our comments. In the event that you disagree with any of our comments, provide the basis in your response letter. We may have additional comments based on your responses.

      Please contact Maryse Mills-Apenteng at 202-551-3457 or, in her absence, you may contact me at 202-551-3264. If you still require further assistance, please contact Barbara C. Jacobs, Assistant
Director, at 202-551-3730.

      Sincerely,



      Mara Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc:  	Via facsimile:  972-402-9922
      Randy McGee
	Chief Financial Officer



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Thomas E. Gibbs
United Systems Technology, Inc.
July 11, 2005
Page 1






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE